(d)(1)(iii)

May 28, 2009

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Scottsdale, AZ 85258

Ladies and Gentlemen:

Pursuant to the Amended and Restated Sub-Advisory Agreement dated December 5, 2002, as amended, between ING Investment Management Advisors B.V. (“IIMA BV”), sub-adviser to the ING Emerging Countries Fund, a series of ING Mutual Funds, (the “Fund”) and ING Investments, LLC, the sub-advisory fee rate payable by ING Investments, LLC for the Fund was reduced on May 28, 2008.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction (the “Reduction”), in connection with appointment of IIMA BV, for the period from May 28, 2008 through and including March 1, 2010; or until such time that IIMA BV no longer sub-advises the Fund, whichever period is shorter. The Reduction shall be calculated as follow:

Reduction = 50% x (the savings to ING Investments, LLC from the May 28, 2008 expense reduction)

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic Vice President ING Investments, LLC

Agreed and Accepted: ING Mutual Funds (on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Mutual Funds